

Mail Stop: 3628

March 22, 2016

<u>Via E-mail</u>
Mark Kaczynski
President
Nissan Motor Acceptance Corporation
One Nissan Way
Franklin, Tennessee 37067

      Re: **Nissan Auto Leasing LLC II**
                Nissan-Infiniti LT
                Registration Statement on Form SF-3
                Filed February 26, 2016
                File Nos. 333-209768 and 333-209768-01

Dear Mr. Kaczynski:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form SF-3</u>

<u>General</u>

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

2. Please file the remainder of your required exhibits with your next amendment. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

Form of Prospectus

Important Notice About Information Presented in this Prospectus, page iii

3. Please revise to explicitly incorporate the appendices into the prospectus.

4. We note your statement that you do not assume any responsibility to update, review, or revise any forward-looking statement. This disclaimer does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law.

5. We are unable to locate a number of sections you cross-reference throughout your prospectus. For example, on pages 5, 6, 39, 57 and 61 you refer investors to sections titled "The Sponsor - Loan and Lease Underwriting Procedures" or "Nissan Motor Acceptance Corporation – Loan and Lease Underwriting Procedures" and on pages 39, 123 and 142 you refer investors to a section titled "The Leases – Characteristics of the Leases – Representations, Warranties and Covenants," but these sections do not exist in the prospectus. Please revise these and all other cross-references throughout your prospectus as necessary to aid investors in locating disclosure.

Summary

Offered Notes, page 2

6. We note your bracketed disclosure that the offered notes "may" consist of the enumerated classes of notes. Please revise your disclosure here and throughout your prospectus as necessary to describe the actual notes being offered under the prospectus. Refer to Section V.D.1. of the Regulation AB II Adopting Release and General Instruction IV of Form SF-3.

Representations and Warranties, page 7

7. We note your disclosure that NMAC's obligation to repurchase or reallocate a lease and leased vehicle will constitute the sole remedy available to the noteholders or the issuing entity for any uncured breach of representations and warranties. This statement appears to be inconsistent with your disclosure in the following paragraph, and elsewhere throughout your prospectus, about the ability of the issuing entity, trustees, and investors to initiate dispute resolution proceedings where a repurchase or reallocation request has not been resolved. Please revise here and throughout your prospectus and transaction documents as necessary to provide consistent disclosure.

Risk Factors

Potential rating agency conflict of interest and regulatory scrutiny, page 19

8. We note your statement that "the hired NRSROs have been and may continue to be under scrutiny by federal and state legislative and regulatory bodies for their roles in the recent financial crisis and such scrutiny and any actions such legislative and regulatory bodies may take as a result thereof may also have an adverse effect on the price that a subsequent purchaser would be willing to pay for the notes and your ability to resell your notes." Item 503(c) of Regulation S-K specifies that risk factors should be limited to the most significant factors that make the offering speculative or risky and that the issuer must describe how each risk affects the issuer or the securities being offered. If you believe that scrutiny by regulators of a rating agency hired by you is a significant risk that makes your offering speculative or risky, please revise to describe in greater detail the reasons why such scrutiny would impact the value of your notes. Furthermore, please revise your subheading to reflect the risk that you describe.

The Sponsor

Lease Underwriting Procedures, page 43

9. We note your disclosure on page 44 that an application "may be forwarded for review by an NMAC credit analyst because, for example, one or more credit-related criteria are not within certain guidance levels" and that certain applications are forwarded to NMAC credit analysts with higher approval authority for review. We also note your disclosure on page 61 under the heading "The Leases – Characteristics of the Leases – Pool Underwriting" which states that "NMAC does not consider any of the leases in the statistical pool to constitute exceptions to NMAC's written underwriting guidelines." However, the adopting release for Item 1111(a)(8) notes that "where originators may approve loans at a variety of levels, the loans underwritten at an incrementally higher level of approval are evaluated based on judgmental underwriting decisions, the criteria for the first level of underwriting should be disclosed, and loans that are included in the pool despite not meeting the criteria for this first level of underwriting criteria should be disclosed under Item 1111(a)(8)." See Issuer Review of Assets in Offerings of Asset-Backed Securities, Release No. 33-9176 (Jan. 20, 2011). Based on your disclosure, it appears that the applications reviewed through a manual process by a credit analyst should still be disclosed as exception applications under Item 1111(a)(8). Please revise, here and throughout the prospectus as necessary, or advise.

Determination of Residual Values, page 44

10. Please confirm that the residual value of the vehicles underlying the leases does not constitute 65% or more, as measured by dollar volume, of the securitized pool balance as of the closing date. See Item 1101(c)(2)(v)(A) of Regulation AB.

11. Please revise your prospectus as necessary to include statistical information regarding estimated residual values for the pool assets. See Item 1111(d)(2)(vi) of Regulation AB.

Credit Risk Retention, page 49

12. We note your bracketed disclosure here and elsewhere throughout your prospectus that you will include the risk retention disclosure for offerings "after" December 24, 2016. Please revise to state that this disclosure will be included, and confirm that you will comply with the risk retention requirements, for all offerings "on or after" December 24, 2016. Refer to the Credit Risk Retention Adopting Release (Release No. 34-73407) (the "Credit Risk Retention Adopting Release") (stating that compliance with the rule is required "beginning" December 24, 2016).

13. We note that you have included cross references to the "The Notes" and "The Certificates" sections of the prospectus for a description of the material terms of the notes and certificates as required for the retained vertical interest option. Please revise your disclosure to include a description of the material terms of the issuing entity's notes and certificates. If you choose to provide a cross-reference in this section to disclosure elsewhere in the document instead, the cross-reference should not refer to the entirety of the disclosure about the terms of the notes and certificates. We believe it would be acceptable to include a reference in this section to specific summary disclosure about, for example, the priority of payments and allocation of losses for the transaction if the referenced summary disclosure clearly indicates the retained ABS interest meets the risk retention requirements for an eligible vertical interest or an eligible horizontal residual interest. Refer to Rules 4(c)(1)(i)(B) and 4(c)(2)(i)(C) of Regulation RR (17 CFR Part 246).

14. Please also revise your disclosure beginning on page 50 about the retained horizontal interest option to provide a similar description of the issuing entity's certificates. Alternatively, you may also provide cross-references in accordance with the discussion in comment 13, above. Refer to Rule 4(c)(1)(i)(B) of Regulation RR (17 CFR Part 246).

The Asset Representations Reviewer, page 56

15. We note your disclosure that the asset representations reviewer will be responsible for reviewing Subject Leases for compliance with representations and warranties made by the sponsor and the depositor. We are unable, however, to locate a description of the representations and warranties made by the sponsor and depositor. Please revise your prospectus and transaction documents as necessary to provide a description of the representations and warranties made by the sponsor and depositor and state whether those representations and warranties will be assigned to the issuing entity for the benefit of investors. See Item 1111(e)(1) of Regulation AB.

16. We also note that this disclosure appears to be inconsistent with your disclosure in the section titled "Description of the Servicing Agreement – Asset Representations Review" beginning on page 117 that the asset representations reviewer will review leases for compliance with the Eligibility Representations, which you define on the same page as representations and warranties made by "NMAC, pursuant to the servicing agreement." Please revise, here and throughout the prospectus and transaction documents as necessary, to clarify whether NMAC will be making representations and warranties in its capacity as sponsor or servicer (or both) and to clarify the representations and warranties the asset representations reviewer will be responsible for using in its review of the leases and leased vehicles for compliance with such representations and warranties. See Item 1111(e)(1) of Regulation AB and General Instruction I.B.1(b)(C) of Form SF-3.

17. Please revise your disclosure to state that, when the asset representations reviewer resigns, is removed or is substituted, such information will be provided to investors in a timely Form 10-D filing. Refer to Item 1121(d)(2) of Regulation AB.

The Leases

Characteristics of the Leases, page 60

18. We note that leases eligible for selection for the asset pool must not be more than 29 days past due as of the cutoff date. We also note your disclosure on page 69 that a lease is considered delinquent if 5% or more of the scheduled monthly payment is past due. It appears, therefore, that the asset pool may include delinquent leases. Please confirm that delinquent assets do not constitute 20% or more, as measured by dollar volume, of the asset pool as of the closing date. See General Instruction I.B.1(e) of Form SF-3.

Review of Pool Assets, page 66

19. We note your statement on page 67 that third parties will assist in the review of the contracts. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, you or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936) (Aug. 27, 2014).

Distributions on the Notes – Fees and Expenses, page 101

20. It appears that your table of fees and expenses may be missing footnotes, or that the footnotes may be numbered incorrectly. Please revise.

Description of the Servicing Agreement

Representations and Warranties; Remedies, page 117

21. We note that you have included the description of the "Eligibility Representations" made by NMAC pursuant to the Servicing Agreement in brackets. Please revise to remove these brackets or tell us why the Eligibility Representations are subject to change. See Item 1111(e)(1) of Regulation AB.

Asset Representations Review, page 117

22. We note that the asset representations reviewer will be responsible for "performing a review of certain leases [and leased vehicles] for compliance with the Eligibility Representations…" We also note that your disclosure in the immediately preceding section titled "Representations and Warranties; Remedies" states that the Eligibility Representations are made "with respect to each lease and related leased vehicle." It is unclear, therefore, why you have included "and leased vehicles" in brackets in the Asset Representations Review section. Please revise or advise. Refer to Section V.B.3(a)(2)(c)(ii) of Asset-Backed Securities Disclosure and Registration, SEC Release No. 33-9638 (Sept. 24, 2014) (the "2014 Regulation AB II Adopting Release") (stating that, "a review must be conducted of all assets… for compliance with the related representations and warranties…").

23. We note your disclosure that, in order for the asset review conditions to be satisfied, the Delinquency Percentage must have exceed the Delinquency Trigger and "noteholders" must have voted to direct a review of the Subject Leases. We also note your disclosure on page 80 under the heading "The Notes – Book-Entry Registration" that "[n]oteholders will not be recognized by the indenture trustee as noteholders" and will only be able to exercise their rights as holders of the notes through DTC and its participants, as well as the disclosure in your risk factor on pages 29-30 titled "Because the notes are in book-entry form, your rights can only be exercised indirectly." Please revise your prospectus and transaction documents where necessary to clarify that, for the purposes of the asset-representations review and dispute resolution shelf-eligibility requirements under General Instruction I.B.1(b) and (c) of Form SF-3, a "noteholder" is the beneficial owner of the note, rather than DTC or its nominee.

Delinquency Trigger, page 118

24. We note that your calculation of the Delinquency Percentage may not include the value of Matured Vehicles and Defaulted Vehicles. Please revise to also state whether the calculation will exclude the value of Liquidated Leases, which is defined on page 124 as a lease that is terminated and charged off by the servicer prior to its maturity date.

Asset Review Voting, page 118

25. We note that the Payment Date Certificate delivered by the servicer on each determination date will disclose whether the Delinquency Trigger has occurred and that investors may initiate a vote to determine whether the asset representations reviewer should conduct a review by providing written notice to the indenture trustee within 90 days after the filing of the Form 10-D disclosing the occurrence of the Delinquency Trigger. On page 98 of your form of prospectus, you state that the Payment Date Certificate will be delivered by the servicer to the indenture trustee, the owner trustee and each paying agent, if any. It is unclear from your disclosure when the occurrence of the Delinquency Trigger will be included in the Form 10-D to provide investors with notice of such event or if, alternatively, the investors will be notified of such event in another way. Please revise your prospectus disclosure and transaction documents where necessary to clarify how the investors will be notified of the occurrence of the Delinquency Trigger. If investors will be notified by the filing of a Form 10-D, please also revise to clarify which party will be responsible for including the occurrence of the Delinquency Trigger in the Form 10-D.

26. Please revise to clarify that notes held by the sponsor or servicer, or any affiliates thereof, are not included in the calculation for determining whether 5% of investors have elected to initiate a vote. Refer to Section V.B.3(a)(2)(c)(i)(b) of Regulation AB II Adopting Release (stating "the maximum percentage of investors' interest in the pool required to initiate a vote may not be greater than 5% of the total investors' interest in the pool (i.e., interests that are not held by affiliates of the sponsor or servicer)").

Fees and Expenses for Asset Review, page 119

27. We note your disclosure here that the asset representations reviewer will paid a fee by the servicer in accordance with the asset representations review agreement. Your disclosure on page 57 under the heading "The Asset Representations Reviewer," however, states that the fees and expenses of the asset representations reviewer will be paid by the sponsor. Please revise through as necessary to provide consistent disclosure and clarify whether NMAC will be responsible for the asset representations review fees, expenses, and indemnities in its capacity as servicer or sponsor.

Asset Review, page 119

28. We note your disclosure that if a Subject Lease was included in a prior Asset Review, the asset representations reviewer will not conduct additional tests on the lease. To the extent an asset representations review was conducted previously with respect to a Subject Lease, we do not object if such lease is not included in any further asset representations reviews, unless either such lease is the subject of a representation or warranty as of a date after the completion of the prior asset representations review or the asset representations

reviewer has reason to believe that a prior asset representations review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty. In the absence of such limitations, we believe this is not a permissible limit on the scope of the asset representations review under General Instruction I.B.1(b) of Form SF-3. Please revise. See also Section V.B.3(a)(2)(c)(i)(b) of the Regulation AB II Adopting Release. Please also revise your transaction documents where appropriate.

Appendix A

29. Please delete your reference on page A-55 and elsewhere throughout your prospectus to "prospectus supplement." Refer to Section V.D.1. of the Regulation AB II Adopting Release and General Instruction IV of Form SF-3.

Back Cover

Underwriters

30. We note your disclosure that the prospectus delivery obligation generally may be satisfied through the filing of the prospectus with the Securities and Exchange Commission. However, access equals delivery is only permitted for a final prospectus and not a preliminary prospectus. Please revise your disclosure to clarify that filing with the Securities and Exchange Commission will not satisfy the delivery obligation for the preliminary prospectus. Refer to Section V.C . of the Regulation AB II Adopting Release.

Part II Information Not Required in Prospectus

Item 15. Undertakings

31. Issuers of asset-backed securities are no longer eligible to omit prospectus information in a registration statement in reliance on Securities Act Rule 430B, but instead must meet the requirements of Securities Act Rule 430D. As such, please revise your undertakings to remove the undertaking relating to reliance on Rule 430B. See Section V.B.1(a)(3)(b) of the Regulation AB II Adopting Release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3674 if you have questions.

Sincerely,

/s/ Michelle Stasny

Michelle Stasny
Special Counsel
Office of Structured Finance

cc: David M. Lundeen, Esq., Nissan North America, Inc.
Angela M. Ulum, Esq., Mayer Brown LLP